As filed with the Securities and Exchange Commission on December 5, 2006

Securities Act File No. 333-128729

Investment Company Act File No. 811-21258

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

(Amendment No. 1)

TENDER OFFER STATEMENT UNDER SECTION 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

MERCANTILE LONG-SHORT MANAGER FUND LLC

(Name of Subject Company (Issuer))

MERCANTILE LONG-SHORT MANAGER FUND LLC

(Name of Filing Person(s) (Issuer))

LIMITED LIABILITY COMPANY INTERESTS

(Title of Class of Securities)

587419 10 2

(CUSIP Number of Class of Securities)

Jennifer E. Vollmer, Esq.

Mercantile Capital Advisors, Inc.

Two Hopkins Plaza

Baltimore, MD 21201

(410) 237-5106

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of the Filing Person(s))

With a copy to:

S. Elliott Cohan, Esq.

Kramer, Levin Naftalis & Frankel LLP

1177 Avenue of the Americas

New York, NY 10036

(212) 715-9512

November 27, 2006

(Date Tender Offer First Published,

Sent or Given to Security Holders)

CALCULATION OF FILING FEE

Transaction Valuation: $2,500,000 (a)	Amount of Filing Fee: $267.50 (b)

(a)	Calculated as the aggregate maximum value of Interests being purchased.

(b)	Calculated at $107.00 per $1,000,000 of the Transaction Valuation.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $267.50

Form or Registration No.: Schedule TO

Filing Party: Mercantile Long-Short Manager Fund LLC

Date Filed: November 27, 2006

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on November 27, 2006 (the “Schedule TO”) by Mercantile Long-Short Manager Fund LLC, a closed-end, non-diversified management investment company organized as a Delaware limited liability company (the “Company”), relating to the offer by the Company to purchase an amount of limited liability company interests of the Company (the “Interests”) from the members of the Company (the “Members”) for cash on the terms and conditions set forth in the Offer to Purchase, dated November 27, 2006 and the related Letter of Transmittal (which, as amended or supplemented from time to time, together constitute the “Offer”). The Company offered to purchase an amount of Interests or portions of Interest up to $2.5 million at a price equal to the net assets of the Company as of March 30, 2007. This Amendment No. 1 is intended to satisfy the reporting requirements of Rule 13e-(4)(c) of the Securities Exchange Act of 1934, as amended. Copies of the Offer to Purchase and the related Letter of Transmittal were previously filed with the Schedule TO as Exhibits A(1)(i) and (ii), respectively.

The information in the Offer is incorporated in this Amendment No. 1 to the Schedule TO by reference in response to all the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

ITEM 12.	EXHIBITS.

To reflect the appropriate name of the Company in the Offer to Purchase, Item 12 of the Schedule TO is hereby amended and supplemented by the following:

(a) (1)(i) Revised Offer to Purchase.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete and correct.

MERCANTILE LONG-SHORT MANAGER FUND LLC

By:	/S/ Kevin A. McCreadie
Name: Kevin A. McCreadie
Title: President

December 5, 2006

EXHIBIT INDEX

EXHIBIT

(a) (1) (i)	Revised Offer to Purchase.